Kiora Pharmaceuticals, Inc.

1371 East 2100 South, Suite 200

Salt Lake City, Utah 84105

July 19, 2022

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Kiora Pharmaceuticals, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-264641
Request for Acceleration

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Company respectfully requests acceleration by the Securities and Exchange Commission (the “Commission”) of the effective date of the Registration Statement on Form S-1 (File No. 333-264641) (the “Registration Statement”) of the Company. The Company respectfully requests that the Registration Statement become effective as of 4:30 p.m., Washington, D.C. time, on July 21, 2022, or as soon as practicable thereafter.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Robert A. Petitt of Burns & Levinson LLP at (617) 345-3361 and that such effectiveness also be confirmed in writing.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (781) 788-8869 or our attorney, Robert A. Petitt at the number above. Thank you for your assistance.

Very truly yours,

Kiora Pharmaceuticals, Inc.

By:	/s/ Brian M. Strem, Ph.D.
Name: Brian M. Strem, Ph.D.
Title: President and Chief Executive Officer

cc:	Robert A. Petitt, Esq., Burns & Levinson LLP